Exhibit 99.1

BrilliA Inc Declares Cash Dividend of $0.13 per Class A Share

SINGAPORE, September 3, 2025 (BUSINESS WIRE) – BrilliA Inc (NYSE America: BRIA) (“BRIA” or “the Company”), a comprehensive one-stop service and solution provider for ladies’ intimate apparel brands worldwide, today declared a cash dividend of US$0.133 per Class A share, representing an aggregate distribution of US$2,992,500 across 22.5 million Class A shares outstanding. The dividend will be payable on September 30, 2025, to shareholders of record as of September 15, 2025.

“Our decision to declare this dividend reflects the Company’s strong fundamentals and disciplined approach to growth,” said Chief Executive Officer Kendrew Hartanto. “We remain confident in our ability to execute our strategy, generate sustainable cash flows, and deliver consistent value to our shareholders.”

Dividend Per Class A share	$0.133
Total Amount	$2,992,500
Record Date	September 15, 2025
Payment Date	September 30, 2025

About BrilliA Inc

BrilliA is a comprehensive one-stop service and solution provider for over 30 ladies’ intimate apparel brands worldwide, managing sourcing, design, prototyping, supply chain, logistics, and quality control. The Company works with major international companies, including Fruit of the Loom, Hanes Brands Inc., and H&M.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. These statements include, but are not limited to, statements regarding BrilliA’s business strategy, market opportunities, future performance, and operational outlook. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including, but not limited to, global economic conditions, supply chain disruptions, customer demand, pricing pressures, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

BrilliA undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. BrilliA does not guarantee future results and undertakes no obligation to update these statements, except as required by law. Investors are encouraged to review BrilliA’s filings with the U.S. Securities and Exchange Commission (SEC) for additional risk factors.

Contacts

For further information, please contact:

BrilliA Inc Contact:
220 Orchard Road, Unit 05-01, Midpoint Orchard
Singapore 238852
(+65) 6235 3388
Email: info@brilliaincorporated.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com